UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

(Mark One)

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number ____________________

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Terex Corporation and Affiliates’ 401(k) Retirement Savings Plan

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Terex Corporation
200 Nyala Farm Road
Westport, Connecticut  06880

TEREX CORPORATION AND AFFILIATES’
401(k) RETIREMENT SAVINGS PLAN

* Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrative Committee of the
Terex Corporation and Affiliates’
401(k) Retirement Savings Plan

We have audited the accompanying Statements of Net Assets Available for Benefits of the Terex Corporation and Affiliates’ 401(k) Retirement Savings Plan (the “Plan”), as of December 31, 2011 and 2010, and the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2011.  These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the Net Assets Available for Benefits of the Plan, as of December 31, 2011 and 2010, and the Changes in Net Assets Available for Benefits for the year ended December 31, 2011, in conformity with U.S. Generally Accepted Accounting Principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental Schedule of Assets (Held at End of Year) as of the year ended December 31, 2011, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Mayer Hoffman McCann P.C.
Plymouth Meeting, Pennsylvania
June 27, 2012

TEREX CORPORATION AND AFFILIATES’
401(k) RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31

	2011	2010
ASSETS
Investments:
Mutual Funds at fair value (see Notes 3 & 4)	$192,279,130	$192,059,167
Common Stock at fair value (see Notes 3, 4 & 5)	34,656,549	76,310,588
Common Collective Trust at fair value (see Notes 3 & 4)	15,467,439	14,621,514
Total investments	242,403,118	282,991,269
Receivables:
Participants’ contributions	705,258	669,600
Employer contributions	758,492	313,606
Notes receivable from participants	11,671,629	11,115,571
Total receivables	13,135,379	12,098,777
NET ASSETS REFLECTING ALL ASSETS AT FAIR VALUE	255,538,497	295,090,046
Adjustment from fair value to contract value for fully benefit- responsive investment contracts (see Note 4)	(381,487)	(118,887)
NET ASSETS AVAILABLE FOR BENEFITS	$255,157,010	$294,971,159

See accompanying notes to financial statements.

TEREX CORPORATION AND AFFILIATES’
401(k) RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2011

ADDITIONS (REDUCTIONS):
Net depreciation in fair value of investments	$(49,658,720)
Dividends from investments	5,749,899
Interest from participants’ notes receivable	606,808
Participant contributions	16,853,676
Employer contributions	11,536,381
Rollover contributions	713,906
Total reductions - net	(14,198,050)

DEDUCTIONS:
Benefits paid to participants	(25,398,634)
Administrative fees	(217,465)
Total deductions	(25,616,099)

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	(39,814,149)

NET ASSETS AVAILABLE FOR BENEFITS AT BEGINNING OF YEAR	294,971,159

NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR	$255,157,010

See accompanying notes to financial statements.

TEREX CORPORATION AND AFFILIATES’
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN

The following description of the Terex Corporation and Affiliates’ 401(k) Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution plan that covers certain salaried and hourly employees of Terex Corporation and its subsidiaries (the “Company”) meeting minimum eligibility requirements. The investments of the Plan are held in a trust account by Fidelity Management Trust Company (“Fidelity”), the trustee of the Plan.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

A committee, consisting of at least three members appointed by the Company’s Board of Directors, administers the benefit structure of the Plan (“Administrative Committee”). The Administrative Committee is considered the plan administrator for purposes of ERISA.

In December 2010, the Plan was amended to change the maximum amount of the Company’s matching contribution to 5% of the participants compensation effective January 1, 2011, except for certain participants of Powerscreen USA, LLC d/b/a Simplicity Engineering, Inc. (“Simplicity”) and of Terex USA, LLC (“Terex USA”), who are subject to collective bargaining agreements (“Represented Participants”). The Plan was amended to change the Company matching contribution for Simplicity Represented Participants to 100% of the first 3% of a participant’s contribution to the Plan effective January 1, 2011. The Plan was amended to change the Company matching contribution for Terex USA Represented Participants to 100% of the first 5% of a participant’s contribution to the Plan effective March 6, 2011. The Plan was amended to change a participating employer name from Powerscreen USA, LLC d/b/a Simplicity Engineering, Inc. to Simplicity Engineering, Inc. The amendment also added a section regarding Roth conversions for all Plan participants.

Participant Eligibility - Permanent employees may begin participation on the first day of the month following their hiring, with the exception of Simplicity Represented Participants, who are eligible to participate in the Plan after 120 days of service.

Contributions - Participants may contribute a maximum of 80% of their compensation to the Plan in any combination of pre-tax, Roth or post-tax contributions. The maximum pre-tax contribution permitted under Internal Revenue Service (“IRS”) regulations in 2011 was $16,500. Participants age 50 and older can elect to make additional pre-tax and Roth contributions (“catch-up contributions”) up to the limits prescribed by IRS regulations. These additional catch-up contributions are not eligible for matching Company contributions.

The Company provides safe harbor matching contributions of 100% of the first 5% of the participant’s contributions, except for Represented Participants of Simplicity and Terex USA. For Simplicity Represented Participants, the Company contributions are 100% of the first 3% of a participants’ contribution to the Plan. For Terex USA Represented Participants, the Company contributions have been 100% of the first 5% of the participant’s contributions since March 6, 2011 (4% prior to March 6, 2011).

The Company may make, in its sole discretion, supplementary contributions.

Company contributions were made exclusively in Terex Corporation common stock, $.01 par value per share (“Common Stock”) through August 31, 2010. Company matching contributions in Common Stock are unrestricted, thereby allowing participants to exchange the value of Common Stock into other investment options. As of September 1, 2010, participants were given the option of directing their Company matching contributions based on their participant contribution elections.

TEREX CORPORATION AND AFFILIATES’
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Contributions (excluding catch-up contributions) are limited in that the sum of: a) total Company contributions; b) total participant pre-tax contributions; c) total participant Roth contributions and d) total participant post-tax contributions, cannot exceed the lesser of: i) $49,000 or ii) 100% of the participant’s total compensation for the year. Participants are able to direct current contributions and redistribute accumulated contributions and earnings between investment alternatives.

All employees under the Plan are subject to automatic enrollment of 2% of compensation, except for Represented participants in Terex USA, LLC. Effective August 1, 2011, Represented participants of Terex USA, LLC are also subject to automatic enrollment of 2% of compensation. Participants may elect to opt out of automatic enrollment.

Vesting - Participants are fully vested immediately in their voluntary contributions and all Company safe harbor matching contributions, plus any actual earnings thereon.

Forfeitures - Nonvested (prior to safe harbor matching provisions) Company contributions of participants that have separated from the Company become forfeitures and are held in a separate account and may be used to reduce future Company contributions or to pay the Plan’s administrative fees. However, participants that return to service within five years from their separation date will be entitled to continue vesting in the Company contributions which were previously forfeited. At December 31, 2011 and 2010, respectively, forfeited nonvested accounts totaled $10,324 and $125,589. These accounts will be used to offset future Company contributions or pay the Plan’s administrative fees. During the year ended December 31, 2011, $116,404 of the forfeiture account was used to offset Company contributions or for payment of the Plan’s expenses.

Allocation of Earnings - Each participant’s account is credited with contributions and an allocation of earnings (losses) from the respective investment funds. A participant’s contributions and related Company’s contributions are used to purchase shares in the various investment alternatives. The value of and the earnings credited to a participant’s account are based on the proportionate number of shares owned by the participant and the fair value of the investment on the valuation date.

Payment of Benefits - Upon retirement, disability or death, the entire balance of the participant’s account becomes payable to the participant or designated beneficiary. Upon any other termination of employment, the participant receives the vested portion of his/her account; however, if the vested portion of the participant’s account is greater than $5,000 the participant can elect to keep the investments in the Plan. Withdrawals are also permitted for financial hardship, rollover and after-tax contributions, as defined in the Plan document, or upon attainment of age 59-1/2.

In the event the participant does not direct the distribution, the Administrative Committee is allowed to designate an individual retirement plan for a mandatory distribution greater than $1,000.

Notes Receivable from Participants - Participants may obtain loans between $1,000 and an amount up to the lesser of $50,000 or 50% of the vested portion of their account balance, subject to the discretion of the plan administrator and certain other restrictions. Terms of all loans are established by the plan administrator. As of December 31, 2011, interest rates on participant loans ranged from 4.25% to 10.50% with maturities at various dates through 2026.

Participant-Directed Investments - All assets of the Plan are participant-directed investments. Participants have the option of directing their account balance to one or more different investment options. The investment options include various mutual funds, a common collective trust and Company Common Stock.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements have been prepared on the accrual basis of accounting.

Expenses - Fees and expenses related to administering the Plan are generally paid by the Company. Investment management fees and loan administration fees are paid by participants.

Payment of Benefits - Benefits are recorded when paid.

TEREX CORPORATION AND AFFILIATES’
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Use of Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of investment income and expenses during the reporting period. Actual results could differ significantly from those estimates.

Investment Valuation and Income Recognition - The Plan’s investments are stated at fair value (see Note 3). Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Net appreciation in the aggregate fair value of investments is comprised of all realized and unrealized gains and losses during the year. Dividends are recorded on the ex-dividend date.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a common collective trust. The Statement of Net Assets Available for Benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits has been prepared using the contract value of fully benefit-responsive investment contracts.

Notes Receivable from Participants - Notes receivable from participants are valued at unpaid principal balance plus accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Unit values - Individual participant accounts in the common collective trust described below are maintained on a unit value basis. Participants do not have beneficial ownership in the specific underlying securities or other assets in the funds, but do have an interest therein represented by units valued daily. The funds earn dividends and interest which are automatically reinvested in additional units. Generally, contributions to and withdrawals from each fund are converted to units by dividing the amounts of such transactions by the unit values as last determined, and the participants’ accounts are charged or credited with the number of units properly attributable to each participant.

Recent Accounting Pronouncements

In May 2011, the FASB issued ASU 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs,” which amends ASC 820. The amendment is the result of work by the FASB and the International Accounting Standards Board to develop common requirements for measuring fair value and for disclosing information about fair value measurements in accordance with U.S. generally accepted accounting principles and International Financial Reporting Standards. The amendment clarifies that the concepts of highest and best use in a fair value measurement are relevant only when measuring the fair value of nonfinancial assets and are not relevant when measuring the fair value of financial assets or liabilities. The guidance expanded the disclosures for fair value measurements categorized within Level 3 of the fair value hierarchy to include the valuation processes used by the reporting entity and the sensitivity of the fair value measurement to changes in unobservable inputs and the interrelationships between those unobservable inputs, if any. ASU 2011-04 is effective for interim and annual periods beginning after December 15, 2011. Adoption of ASU 2011-04 is not expected to have a significant impact on the determination or reporting of the Plan’s financial results.

TEREX CORPORATION AND AFFILIATES’
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

3.	FAIR VALUE MEASUREMENT

The Plan performs fair value measurements in accordance with ASC 820. ASC 820 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

ASC 820 also establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Determining which category an asset or liability falls within this hierarchy requires judgment. ASC 820 establishes three levels of inputs that may be used to measure fair value:

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 - Quoted prices in markets that are not active, or inputs which are observable, either directly or indirectly, for substantially the full term of the asset or liability; and

Level 3 - Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).
The Plan’s valuation methodology used to measure the fair value of common stock and mutual funds were derived from quoted market prices as all of these instruments have active markets. The Common Collective Trust value is determined by the contractual terms of the underlying guaranteed investment contracts (“GICs”) and is priced based on the market value of the underlying investments in the portfolio which may include U.S. Treasury bonds, corporate bonds, mortgage-backed securities, asset-backed securities, and derivative instruments, including futures, options, and swaps.

TEREX CORPORATION AND AFFILIATES’
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Investments measured at fair value on a recurring basis consisted of the following types of instruments as of
December 31, 2011 (Level 1 and 2 are defined above):

	12/31/2011	Level 1	Level 2
Mutual funds:
Large cap
Value	$7,320,982	$7,320,982	$—
Blend	10,017,677	10,017,677	—
Growth	35,727,739	35,727,739	—
Mid cap
Value	6,019,224	6,019,224	—
Blend	16,635,856	16,635,856	—
Growth	4,373,452	4,373,452	—
Small cap
Blend	3,543,117	3,543,117	—
Fixed income
Bond	14,111,888	14,111,888	—
Money market	19,637,537	19,637,537	—
International	15,983,622	15,983,622	—
Balanced	8,943,010	8,943,010	—
Lifecycle	49,965,026	49,965,026	—
Common stock:
Industrials	34,656,549	34,656,549	—
Common/collective trust funds:
Stable value	15,467,439	—	15,467,439
Total investments measured at fair value	$242,403,118	$226,935,679	$15,467,439

TEREX CORPORATION AND AFFILIATES’
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Investments measured at fair value on a recurring basis consisted of the following types of instruments as of
December 31, 2010 (Level 1 and 2 inputs are defined above):

	12/31/2010	Level 1	Level 2
Mutual funds:
Large cap
Value	$7,846,946	$7,846,946	$—
Blend	10,364,453	10,364,453	—
Growth	35,748,023	35,748,023	—
Mid cap
Value	6,067,925	6,067,925	—
Blend	18,148,684	18,148,684	—
Growth	4,160,148	4,160,148	—
Small cap
Blend	3,777,813	3,777,813	—
Fixed income
Bond	13,577,438	13,577,438	—
Money market	19,765,786	19,765,786	—
International	19,289,154	19,289,154	—
Balanced	8,828,927	8,828,927	—
Lifecycle	44,483,870	44,483,870	—
Common stock:
Industrials	76,310,588	76,310,588	—
Common/collective trust funds:
Stable value	14,621,514	—	14,621,514
Total investments measured at fair value	$282,991,269	$268,369,755	$14,621,514

4.	INVESTMENTS

The following investments represent 5 percent or more of the Plan’s net assets:

	December 31,
	2011		2010
Terex Corporation Common Stock	$34,656,549	*	$76,310,588	*
Fidelity Retirement Money Market Portfolio Fund	$19,637,537		$19,765,786
Fidelity Contrafund	$19,505,186		$19,671,515
Fidelity Low Price Stock Fund	$16,635,856		$18,148,684
Fidelity Diversified International Fund	N/A		$14,857,979
Fidelity Managed Income Portfolio Class I	$15,467,439		N/A
Fidelity Freedom 2020 Fund	$13,833,867		N/A
Fidelity Freedom 2030 Fund	$14,938,302		N/A

*Participant and nonparticipant-directed through August 31, 2010 (See Note 5)

TEREX CORPORATION AND AFFILIATES’
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

For the year ended December 31, 2011, the net depreciation in fair value of the Plan’s investments, including investments purchased and sold, as well as held during the year, were as follows:

Mutual Funds	$(10,032,597)
Common Stock	(39,626,123)
Total	$(49,658,720)

The Plan has an interest in Fidelity Managed Income Portfolio Class I (“MIP”), a common collective trust. The MIP is a stable value fund that is an open-end commingled pool dedicated exclusively to the management of assets of defined contribution plans. The MIP’s investment objective is to seek preservation of capital and a competitive level of income over time. To achieve its investment objective, the MIP invests in underlying assets (typically fixed income securities or bonds and may include derivative instruments such as futures contracts and swap agreements) and enters into a “wrapper” contract issued by a third party. Participants my ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value, as reported to the Plan, represents the principal balances of the contracts, plus accrued interest at the stated rate, less payments received and contract charges by the insurance company. There is no immediate recognition of investment gains and losses. Instead, the gain or loss is recognized over time by adjusting the interest rate credited to the MIP under the wrapper contract. The wrapper contract also provides for the payment of participant withdrawals and exchanges at contract value. The contract value as of December 31, 2011 and 2010, was $15,085,952 and $14,502,627 respectively; the fair value, as of December 31, 2011 and 2010, was $15,467,439 and $14,621,514, respectively.

Wrapper contracts accrue interest using a formula called the “crediting rate.” The crediting rate is the discount rate that equates estimated future market value with the portfolio’s contract value. The crediting rate is based on a formula agreed upon with the issuer of the wrapper contract with the requirement that interest rates may not be less than zero percent. Such interest rates are reviewed on a quarterly basis for resetting. The crediting rate may be affected by many factors, including purchases and redemptions by unitholders. Certain events limit the ability of the Plan to transact at contract value with the wrapper contract issuer. Such events include the following: (1) the failure of the Plan to qualify under Section 401(a) or Section 401(k) of the Internal Revenue Code, (2) establishment of a defined contribution plan that competes with the Plan for employee contributions, (3) any substantive modification to the Plan or administration of the Plan that is not consented to by the wrapper contract issuer, and (4) transfer of assets from the fund directly to a competing option. However, the Plan’s management is not aware of the occurrence or likely occurrence of any such events, which would limit the Plan’s ability to transact at contract value with participants. The wrapper contract issuer may terminate a wrapper contract for cause at any time.

The average yields earned by contracts held by the MIP were approximately 1.92% and 2.68% for the years ended December 31, 2011 and 2010, respectively. The average yields earned by the Plan for contracts held by the MIP based on the actual interest rates credited to participants were approximately 1.39% and 1.44% for the years ended December 31, 2011 and 2010, respectively.

TEREX CORPORATION AND AFFILIATES’
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

5.	PARTICIPANT-DIRECTED INVESTMENTS IN TEREX CORPORATION COMMON STOCK

Information about the net assets and the significant components of the changes in net assets relating to the participant-directed investments in the Company’s Common Stock is as follows:

	December 31,
	2011	2010
Net Assets:
Terex Corporation Common Stock	$34,656,549	$76,310,588

Year Ended
December 31, 2011
Changes in Net Assets:
Contributions, including Company and participant contributions	$2,610,115
Net depreciation	(39,626,123)
Transfers from participant-directed investments	39,132,503
Withdrawals	(4,185,722)
Net notes receivable from participants activity	(274,240)
Expenses paid	(19,087)
Transfers to participant-directed investments	(39,291,485)
$(41,654,039)

6.	RISKS AND UNCERTAINTIES

The Plan provides for various investment options in investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits

For details on risks facing the Company, see Item 1A in the Company’s Annual Report on Form 10-K for the year ended December 31, 2011.

TEREX CORPORATION AND AFFILIATES’
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

7.	CONTINGENCIES

During the first quarter of 2010, four putative class action lawsuits that generally cover the period between December 31, 2007 and February 2009, were filed in the United States District Court, District of Connecticut. The actions were consolidated by the court and the Company has received a consolidated complaint which was filed in the United States District Court, District of Connecticut on September 20, 2010, and is entitled In Re Terex Corp. ERISA Litigation. The complaint asserts claims under ERISA against the Company, the Plan's Administrative Committee, the Company's Board of Directors, and certain other individuals alleged to have fiduciary responsibility. The complaint, purportedly brought on behalf of all participants in the Plan and on behalf of the Plan, alleges, among other things, that there were breaches of fiduciary duty related to investments in the Company's stock. The complaint seeks unspecified compensatory damages, costs and expenses from the Company and the named individuals. The Company and the named individuals believe that they have acted, and continue to act, in compliance with ERISA, and that the allegations are without merit. The Company and the named individuals will continue to vigorously defend against the action. Accordingly, on November 19, 2010, the Company filed a motion to dismiss the lawsuit. This motion is currently pending before the court.

For further details on these lawsuits, see Note Q in the Company’s Annual Report on Form 10-K for the year ended December 31, 2011.

8.	PARTY-IN-INTEREST

Certain Plan investments are shares of mutual funds managed by Fidelity. In addition to serving as trustee, Fidelity also serves as custodian and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to Fidelity for the investment management services and loan administration were $149,156 for the year ended December 31, 2011. Fees paid for legal services were $68,309 for the year ended December 31, 2011. In addition, transactions in Common Stock and Notes receivable from participants qualify as party-in-interest transactions.

9.	INCOME TAX STATUS

The Plan received a determination letter, dated April 10, 2009, in which the IRS stated that the Plan met the qualification requirements of Sections 401(c) and 401(k) of the Internal Revenue Code and that the Plan is exempt from Federal income taxation. The Plan has been amended subsequent to receiving the determination letter. On January 31, 2012, the Plan has been submitted to the IRS for an updated determination letter. The plan administrator believes that the Plan is designed and is being operated in compliance with the applicable requirements of the IRS.

U.S. generally accepted accounting principles require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits in progress for any tax periods. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

10.	TERMINATION OF THE PLAN

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event that such discontinuance results in the complete or partial termination of the Plan, the balance in each participant's account will be distributed as directed by the trustee. In the event of Plan termination, Represented participants would become 100 percent vested in their Company contributions.

TEREX CORPORATION AND AFFILIATES’
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

11.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

Prior to October 1, 2011, the investment in Common Stock was in a unitized fund which included the Company's stock and an interest-bearing cash account for liquidity purposes. Effective October 1, 2011, Terex Stock Fund changed from a unitized fund to real time trading fund. For purposes of the financial statements, the underlying assets are not segregated, but on the Form 5500 the components are presented separately.

The following is a reconciliation of the net assets available for benefits per the financial statements to the Plan’s Form 5500 as of December 31:

	2011	2010
Net assets available for plan benefits per the financial statements	$255,157,010	$294,971,159
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	381,487	118,887
Net assets available for plan benefits per Form 5500	$255,538,497	$295,090,046

The following is a reconciliation of net increase in assets available for benefits per the financial statements to the Form 5500 at December 31, 2011:

Total net decrease in assets available for benefits per the financial statements	$(39,814,149)
Prior year adjustment from fair value to contract value for fully-benefit responsive investment contracts	(118,887)
Current year adjustment from fair value to contract value for fully-benefit responsive investment contracts	381,487
Total net loss per the Form 5500	$(39,551,549)

TEREX CORPORATION AND AFFILIATES’                                                                            EIN #34-1531521
401(k) RETIREMENT SAVINGS PLAN                                                                                       Plan #004

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2011

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current value
	Mutual Funds:
	Baron Growth Fund	Mid Growth	(1)	$4,373,452
	T Rowe Price Div Growth	Large Blend	(1)	704,651
	Artio International Equity	International	(1)	3,375,015
	MFS Value Fund	Large Value	(1)	7,320,982
	Calamos Growth	Large Growth	(1)	4,148,760
	Pimco Total Return Instl	Bond	(1)	7,315,856
	Perkins Mid Cap Value Fund	Mid Value	(1)	6,019,224
	PIMCO Real Return Bond	Bond	(1)	2,659,176
	Lord Abbett Small Cap Value	Small Blend	(1)	3,543,117
	Goldman Sachs High Yield	Bond	(1)	3,747,120
	Dreyfus Bond market Index Fund Basic	Bond	(1)	389,736
*	Fidelity Spartan Market Extended Index Fund	Large Blend	(1)	72,150
*	Fidelity Spartan 500 Index Fund	Large Blend	(1)	4,267,490
*	Fidelity Spartan International Index Fund	International	(1)	34,455
*	Fidelity Contrafund	Large Growth	(1)	19,505,186
*	Fidelity Growth Company Fund	Large Growth	(1)	12,073,793
*	Fidelity Balanced Fund	Balanced	(1)	8,943,010
*	Fidelity Low Price Stock Fund	Mid Blend	(1)	16,635,856
*	Fidelity Diversified International Fund	International	(1)	12,574,152
*	Fidelity Dividend Growth Fund	Large Blend	(1)	4,973,386
*	Fidelity Freedom Income Fund	Life Cycle	(1)	710,004
*	Fidelity Freedom 2000 Fund	Life Cycle	(1)	4,867,047
*	Fidelity Freedom 2010 Fund	Life Cycle	(1)	7,698,602
*	Fidelity Freedom 2020 Fund	Life Cycle	(1)	13,833,867
*	Fidelity Freedom 2030 Fund	Life Cycle	(1)	14,938,302
*	Fidelity Freedom 2040 Fund	Life Cycle	(1)	5,725,543
*	Fidelity Freedom 2050 Fund	Life Cycle	(1)	2,191,661
*	Fidelity Retirement Money Market Portfolio Fund	Fixed Income	(1)	19,637,537
		Subtotal Mutual Funds		192,279,130
	Common Stock:
*	Terex Corporation	Common Stock	(1)	34,656,549
	Common Collective Trust:
*	Fidelity Managed Income Portfolio Class I	Common Collective Trust	(1)	15,467,439
		Subtotal Investments		242,403,118
	Loans:
*	Participant Loans	Interest rates ranging from 4.25% to 10.50% with maturities at various dates through 2026	—	11,671,629
		Total		$254,074,747
* Denotes a party-in-interest to the Plan.

(1) Cost information is not required for participant-directed funds.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Terex Corporation and Affiliates’ 401(k) Retirement Savings Plan Administrative Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Terex Corporation and Affiliates’
401(k) Retirement Savings Plan

/s/ Phillip C. Widman
Date: June 27, 2012                                          By:  Phillip C. Widman
Senior Vice President and Chief Financial Officer
Terex Corporation